SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                          Grow Biz International, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                     908315

     -----------------------------------------------------------------------
                                 (CUSIP Number)

                                 John L. Morgan
                          Grow Biz International, Inc.
                               4200 Dahlberg Drive
                          Minneapolis, Minnesota 55422
                                 (763) 520-8500
-------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                 June 6, 2000

     -----------------------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D


CUSIP No.   908315                                         Page  2  of  8  Pages

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS (ENTITIES ONLY)
          John L. Morgan
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [X]
                                                                         (b) [ ]

--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          PF
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                                       [ ]

--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Mr. Morgan is a citizen of the United States
--------------------- --------- ------------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  422,300
        OWNED BY          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING                    224,300
         PERSON           --------- --------------------------------------------
          WITH            9         SOLE DISPOSITIVE POWER
                                    422,300
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    224,300
------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              646,600
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)                                           [ X ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              12.0%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

SCHEDULE 13D

CUSIP No.   908315                                         Page  3  of  8  Pages

------------- ------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Rush River Group LLC, a Minnesota limited liability company;
              FEIN:  41-1920090
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [X]
                                                                         (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              WC
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                         [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Rush River Group LLC is a Minnesota limited liability company
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  220,000
        OWNED BY          --------- -------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING                    0
         PERSON           --------- -------------------------------------------
          WITH            9         SOLE DISPOSITIVE POWER
                                    220,000
                          --------- -------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    0

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              220,000
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)                                           [ X ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.1%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              OO
------------- ------------------------------------------------------------------

SCHEDULE 13D

CUSIP No.   908315                                         Page  4  of  8  Pages

------------- ------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Kirk A. MacKenzie
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [X]
                                                                         (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                                             [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Mr. MacKenzie is a citizen of the United States
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  70,000
        OWNED BY          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING                    220,000
         PERSON           --------- --------------------------------------------
          WITH            9         SOLE DISPOSITIVE POWER
                                   70,000
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    220,000
                          ------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              290,000
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)                                           [ X ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

SCHEDULE 13D

CUSIP No.   908315                                         Page  5  of  8  Pages

------------- ------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Jack A. Norqual
------------- ------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
              INSTRUCTIONS)                                              (a) [X]
                                                                         (b) [ ]

------------- ------------------------------------------------------------------
3             SEC USE ONLY

------------- ------------------------------------------------------------------
4             SOURCE OF FUNDS (SEE INSTRUCTIONS)
              PF
------------- ------------------------------------------------------------------
5             CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
              ITEMS 2(d) or 2(e)                         [ ]

------------- ------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Mr. Norqual is a citizen of the United States
------------------------- --------- --------------------------------------------
       NUMBER OF          7         SOLE VOTING POWER
         SHARES
      BENEFICIALLY                  70,000
        OWNED BY          --------- --------------------------------------------
          EACH            8         SHARED VOTING POWER
       REPORTING                    220,000
         PERSON           --------- --------------------------------------------
          WITH            9         SOLE DISPOSITIVE POWER
                                    70,000
                          --------- --------------------------------------------
                          10        SHARED DISPOSITIVE POWER
                                    220,000
                  --------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              290,000
------------- ------------------------------------------------------------------
12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
              (SEE INSTRUCTIONS)                                           [ X ]

------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.4%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
              IN
------------- ------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D (the "Statement") relates to the Common Stock, no par value per share (the "Common Stock"), of Grow Biz International, Inc., a Minnesota corporation (the "Company"). The principal executive office of the Company is located at 4200 Dahlberg Drive, Minneapolis, MN 55422-4837.

Item 2.  Identity and Background.

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         On or about June 6, 2000, Rush River Group LLC ("Rush River") purchased 80,000 shares of Common Stock of the Issuer, at $1.00 per share, for cash in the amount of $80,000. The shares were purchased with working capital and were purchased for investment purposes in a privately negotiated transaction.

Item 4.  Purpose of Transaction.

         Rush River acquired the shares of Common Stock that are the subject of this Schedule 13D/A for investment purposes in connection with the settlement of certain claims. The Reporting Persons may, individually or collectively, increase their investments in the Company through the acquisition of additional shares of Common Stock in the open market or otherwise, subject to availability at prices deemed favorable by them. Alternatively, they may decide to sell any or all of the shares of Common Stock beneficially owned by them in the open market or otherwise. The foregoing represents the range of activities presently contemplated by the Reporting Persons. Their plans, proposals and activities are subject to change at any time depending on, among other things, the actions of the Company's Board of Directors, the Company's performance and conditions in the public securities markets.

         Except as set forth above, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Set forth below are the shares of Common Stock of the Company beneficially owned by each of the Reporting Persons and the percentage of the total outstanding shares as of the date of this filing. The foregoing percentage is based upon 5,386,433 shares of Common Stock outstanding on April 28, 2000, as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended March 25, 2000.

                                                             Percentage of Total
Reporting Person           No. Shares Purchased               Shares Outstanding

John L. Morgan                646,600*, **                          12.0%
Rush River Group LLC          220,000                                4.1%
Kirk A. MacKenzie             290,000*                               5.4%
Jack A. Norqual               290,000*                               5.4%
----------------
*        Includes beneficial ownership of shares held by Rush River Group LLC.
** Includes 4,300 shares held by Sheila Morgan, his wife, for which he disclaims beneficial ownership.

         (b) With the exception of 4,300 shares held by Sheila Morgan, his wife, Mr. Morgan has the sole power to vote and dispose of the shares of Common Stock which he beneficially owns. Mr. Morgan also has shared voting and dispositive power, together with Messrs. MacKenzie and Norqual, over the shares of the Company beneficially owned by Rush River, due to their respective positions as members of the LLC. Rush River holds 220,000 shares of record of the Company and shares voting and dispositive power to vote or dispose of such shares with each of the other Reporting Persons. Each of Messrs. Morgan, MacKenzie and Norqual disclaim any beneficial ownership of the shares held by the other persons, either individually or in their respective capacities as members of Rush River. Mr. Morgan disclaims beneficial ownership with respect to the 4,300 shares held by Sheila Morgan, his wife.

         (c) Transactions in the Common Stock effected by Rush River since the most recent filing on Schedule 13D are as set forth in Item 3 above. Other than as described above, the Reporting Persons have not effected any transactions in the securities of the Company since the most recent filing on Schedule 13D.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:            June 14, 2000.


                                               /s/ John L. Morgan
                                               John L. Morgan, individually


                                               Rush River Group LLC


                                               By: /s/ John L. Morgan
                                                   John L. Morgan
                                                   Its:  Member


                                               /s/ Kirk A. MacKenzie
                                               Kirk A. MacKenzie, individually



                                               /s/ Jack A. Norqual
                                               Jack A. Norqual, individually